SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                              AMENDMENT NO. 4
                 Under the Securities Exchange Act of 1934

                       Authentic Fitness Corporation
                              (Name of Issuer)

                  Common Stock, $.001 par value per share
                       (Title of Class of Securities)

                                052661 10 5
                               (CUSIP Number)

                              Linda J. Wachner
                       Authentic Fitness Corporation
                               90 Park Avenue
                             New York, NY 10016
                         Telephone: (212) 370-8455

               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                               March 9, 1998
          (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

      *The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).


 CUSIP No.  052661 10 5

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 1    NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Linda J. Wachner
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 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
      (a)  ( )     (b)  ( )
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 3    SEC USE ONLY
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 4    SOURCE OF FUNDS*
      PF, SC, OO
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 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                            ( )
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 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America
 ---------------------------------------------------------------------------

                       7    SOLE VOTING POWER
                            3,836,462
NUMBER OF          ---------------------------------------------------------
SHARES                 8    SHARED VOTING POWER
BENEFICIALLY                 None
OWNED BY           ---------------------------------------------------------
EACH                   9    SOLE DISPOSITIVE POWER
REPORTING                   3,086,462
PERSON             ---------------------------------------------------------
WITH                  10    SHARED DISPOSITIVE POWER
                             None
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 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      3,836,462
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 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ( )
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 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      16%
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 14   TYPE OF REPORTING PERSON*
      IN
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      Linda J. Wachner hereby amends and supplements her Statement on
Schedule 13D, initially filed on February 20, 1996 (the "Schedule 13D"), with respect to the common stock, par value $.001 per share (the "Shares"), of Authentic Fitness Corporation, a Delaware corporation (the "Company" or "Authentic Fitness"). Unless otherwise indicated herein, each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

      The response set forth in Item 5 of the Schedule 13D is hereby amended and supplemented by the following information:

      (a) Mrs. Wachner beneficially owns an aggregate of 3,836,462 Shares which represents approximately 16% of the 24,021,999 Shares issued and outstanding as of the date hereof, assuming the exercise of all Company employee stock options held by Mrs. Wachner. The 3,836,462 Shares beneficially owned by Mrs. Wachner include 1,741,900 Shares purchasable upon the exercise of Company employee stock options held by Mrs. Wachner and 750,000 Shares held by the Trust. Mrs. Wachner is a Trustee of the Trust and Russell E. Brooks is the Special Trustee of the Trust. Except as set forth in this Item 5(a), Mrs. Wachner does not beneficially own any Shares. Mrs. Wachner disclaims that she is a member of a group with any other holder or holders of Shares.

      (b) Mrs. Wachner has the sole power to vote and dispose of all Shares beneficially owned by her except for the 750,000 Shares held by the Trust. As a Trustee of the Trust, Mrs. Wachner has the sole power to vote the 750,000 Shares held by the Trust. Any decision with respect to the disposition of the 750,000 Shares can only be made by the Special Trustee.

      (c) On March 9, 1998, Mrs. Wachner engaged in the following transactions with respect to the Shares:

          (i) 100,000 employee stock options were exercised at a price of $8.00 per Share or an aggregate exercise price of $800,000. Of the 100,000 Shares issuable upon the exercise of these options, (A) 38,323 Shares, with a fair market value on March 9, 1998 of $20.875 per Share or an aggregate fair market value of $800,000, were withheld to pay the aggregate exercise price, and (B) 27,754 Shares were withheld to cover related withholding taxes. Accordingly, as a result of the exercise of these options, the net number of Shares issued to Mrs. Wachner was 33,923. Pursuant to the terms of the 1992 Long-term Stock Incentive Plan (the "Plan"), Mrs. Wachner was also issued 66,077 "reload" options which have an exercise price per Share of $20.875.

           (ii) 200,000 employee stock options were exercised at a price of $10.875 per Share or an aggregate exercise price of $2,175,000.
 Of the 200,000 Shares issuable upon the exercise of these options, (A) 104,192 Shares, with a fair market value on March 9, 1998 of $20.875 per Share or an aggregate fair market value of $2,175,000, were withheld to pay the aggregate exercise price, and (B) 43,114 Shares were withheld to cover related withholding taxes. Accordingly, as a result of the exercise of these options, the net number of Shares issued to Mrs. Wachner was 52,694. Pursuant to the terms of the Plan, Mrs. Wachner was also issued 147,306 "reload" options which have an exercise price per Share of $20.875.

           (iii) 250,000 employee stock options were exercised at a price of $15.25 per Share or an aggregate exercise price of $3,812,500. Of the 250,000 Shares issuable upon the exercise of these options, (A) 182,635 Shares, with a fair market value on March 9, 1998 of $20.875 per Share or an aggregate fair market value of $3,812,500, were withheld to pay the aggregate exercise price, and (B) 30,314 Shares were withheld to cover related withholding taxes. Accordingly, as a result of the exercise of these options, the net number of Shares issued to Mrs. Wachner was 37,051. Pursuant to the terms of the 1992 Long-term Stock Incentive Plan (the "Plan"), Mrs. Wachner was also issued 212,949 "reload" options which have an exercise price per Share of $20.875.

           (iv) 500,000 employee stock options were exercised at a price of $13.00 per Share or an aggregate exercise price of $6,500,000. Of the 500,000 Shares issuable upon the exercise of these options, (A) 311,377 Shares, with a fair market value on March 9, 1998 of $20.875 per Share or an aggregate fair market value of $6,500,000, were withheld to pay the aggregate exercise price, and (B) 84,880 Shares were withheld to cover related withholding taxes. Accordingly, as a result of the exercise of these options, the net number of Shares issued to Mrs. Wachner was 103,743. Pursuant to the terms of the Plan, Mrs. Wachner was also issued 396,257 "reload" options which have an exercise price per Share of $20.875.

           (v) 500,000 employee stock options were exercised at a price of $14.75 per Share or an aggregate exercise price of $7,375,000. Of the 500,000 Shares issuable upon the exercise of these options, (A) 353,293 Shares, with a fair market value on March 9, 1998 of $20.875 per Share or an aggregate fair market value of $7,375,000, were withheld to pay the aggregate exercise price, and (B) 66,018 Shares were withheld to cover related withholding taxes. Accordingly, as a result of the exercise of these options, the net number of Shares issued to Mrs. Wachner was 80,689. Pursuant to the terms of the Plan, Mrs. Wachner was also issued 419,311 "reload" options which have an exercise price per Share of $20.875.

      Except for the foregoing, Mrs. Wachner engaged in no transactions in Shares during the past 60 days.

      (d) Mrs. Wachner has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, all Shares that she beneficially owns other than the 750,000 Shares held by the Trust.

      (e) Inapplicable.


                                 SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Dated:  March 20, 1998


                               By:  /s/ Linda J. Wachner
                                   ---------------------------
                                   Linda J. Wachner